Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement on Form S-3 (No. 333-265430) of Evolution Petroleum Corporation of our report dated March 30, 2022, relating to the Statement of Revenues and Direct Operating Expenses of certain oil and gas properties of Foundation Energy Fund VII-A, L.P. and Foundation Energy Management, LLC acquired by Evolution Petroleum Corporation for the nine-months ended September 30, 2021, appearing in the Current Report on Form 8-K/A of Evolution Petroleum Corporation dated January 14, 2022, filed with the Securities and Exchange Commission. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Moss Adams LLP

Houston, Texas

February 9, 2023